SECURITIES AND EXCHANGE COMMISSION

Washington DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 AND 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For 28 June 2024

InterContinental Hotels Group PLC
(Registrant's name)

1 Windsor Dials, Arthur Road, Windsor, SL4 1RS, United Kingdom
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F           Form 40-F

EXHIBIT INDEX

99.1	Transaction in Own Shares dated 17 June 2024
99.2	Transaction in Own Shares dated 18 June 2024
99.3	Transaction in Own Shares dated 19 June 2024
99.4	Transaction in Own Shares dated 20 June 2024
99.5	Transaction in Own Shares dated 21 June 2024
99.6	Transaction in Own Shares dated 24 June 2024
99.7	Transaction in Own Shares dated 25 June 2024
99.8	Transaction in Own Shares dated 26 June 2024
99.9	Transaction in Own Shares dated 27 June 2024
99.10	Transaction in Own Shares dated 28 June 2024

Exhibit No: 99.1

17 June 2024

InterContinental Hotels Group PLC (the Company)

Purchase of own shares

The Company announces that on 14 June 2024 it purchased the following number of its ordinary shares of 20 340/399 pence each through Goldman Sachs International ("GSI") on the London Stock Exchange in accordance with the authority granted by shareholders at the Company's Annual General Meeting on 3 May 2024 (the "Purchase"). The Purchase was effected pursuant to instructions issued by the Company on 20 February 2024, as announced on 20 February 2024.

Date of purchase:	14 June 2024

Aggregate number of ordinary shares purchased:	10,000

Lowest price paid per share:	£ 81.3200

Highest price paid per share:	£ 83.1400

Average price paid per share:	£ 82.3690

The Company intends to cancel the purchased shares.

Following the above transaction, the Company has 161,742,033 ordinary shares in issue (excluding 7,006,782 held in treasury).

A full breakdown of the individual purchases by GSI is included below.

http://www.rns-pdf.londonstockexchange.com/rns/5906S_1-2024-6-14.pdf

Enquiries to:

InterContinental Hotels Group PLC:

Investor Relations: Stuart Ford (+44 (0)7823 828 739); Aleksandar Milenkovic (+44 (0)7469 905 720); Joe Simpson (+44 (0)7976 862 072)

Media Relations: Mike Ward (+44 (0)7795 257 407)

Schedule of Purchases

Shares purchased: 10,000 (ISIN: GB00BHJYC057)

Date of purchases: 14 June 2024

Investment firm: GSI

Aggregated information:

	London Stock Exchange	Cboe BXE	Cboe CXE	Turquoise
Number of ordinary shares purchased	10,000
Highest price paid (per ordinary share)	£ 83.1400
Lowest price paid (per ordinary share)	£ 81.3200
Volume weighted average price paid(per ordinary share)	£ 82.3690

Exhibit No: 99.2

18 June 2024

InterContinental Hotels Group PLC (the Company)

Purchase of own shares

The Company announces that on 17 June 2024 it purchased the following number of its ordinary shares of 20 340/399 pence each through Goldman Sachs International ("GSI") on the London Stock Exchange in accordance with the authority granted by shareholders at the Company's Annual General Meeting on 3 May 2024 (the "Purchase"). The Purchase was effected pursuant to instructions issued by the Company on 20 February 2024, as announced on 20 February 2024.

Date of purchase:	17 June 2024

Aggregate number of ordinary shares purchased:	1,000

Lowest price paid per share:	£ 81.1800

Highest price paid per share:	£ 82.7200

Average price paid per share:	£ 81.7160

The Company intends to cancel the purchased shares.

Following the above transaction, the Company has 161,741,033 ordinary shares in issue (excluding 7,006,782 held in treasury).

A full breakdown of the individual purchases by GSI is included below.

http://www.rns-pdf.londonstockexchange.com/rns/7798S_1-2024-6-17.pdf

Enquiries to:

InterContinental Hotels Group PLC:

Investor Relations: Stuart Ford (+44 (0)7823 828 739); Aleksandar Milenkovic (+44 (0)7469 905 720); Joe Simpson (+44 (0)7976 862 072)

Media Relations: Mike Ward (+44 (0)7795 257 407)

Schedule of Purchases

Shares purchased: 1,000 (ISIN: GB00BHJYC057)

Date of purchases: 17 June 2024

Investment firm: GSI

Aggregated information:

	London Stock Exchange	Cboe BXE	Cboe CXE	Turquoise
Number of ordinary shares purchased	1,000
Highest price paid (per ordinary share)	£ 82.7200
Lowest price paid (per ordinary share)	£ 81.1800
Volume weighted average price paid(per ordinary share)	£ 81.7160

Exhibit No: 99.3

19 June 2024

InterContinental Hotels Group PLC (the Company)

Purchase of own shares

The Company announces that on 18 June 2024 it purchased the following number of its ordinary shares of 20 340/399 pence each through Goldman Sachs International ("GSI") on the London Stock Exchange in accordance with the authority granted by shareholders at the Company's Annual General Meeting on 3 May 2024 (the "Purchase"). The Purchase was effected pursuant to instructions issued by the Company on 20 February 2024, as announced on 20 February 2024.

Date of purchase:	18 June 2024

Aggregate number of ordinary shares purchased:	20,000

Lowest price paid per share:	£ 82.1800

Highest price paid per share:	£ 83.3200

Average price paid per share:	£ 82.8126

The Company intends to cancel the purchased shares.

Following the above transaction, the Company has 161,721,033 ordinary shares in issue (excluding 7,006,782 held in treasury).

A full breakdown of the individual purchases by GSI is included below.

http://www.rns-pdf.londonstockexchange.com/rns/9555S_1-2024-6-18.pdf

Enquiries to:

InterContinental Hotels Group PLC:

Investor Relations: Stuart Ford (+44 (0)7823 828 739); Aleksandar Milenkovic (+44 (0)7469 905 720); Joe Simpson (+44 (0)7976 862 072)

Media Relations: Mike Ward (+44 (0)7795 257 407)

Schedule of Purchases

Shares purchased: 20,000 (ISIN: GB00BHJYC057)

Date of purchases: 18 June 2024

Investment firm: GSI

Aggregated information:

	London Stock Exchange	Cboe BXE	Cboe CXE	Turquoise
Number of ordinary shares purchased	20,000
Highest price paid (per ordinary share)	£ 83.3200
Lowest price paid (per ordinary share)	£ 82.1800
Volume weighted average price paid(per ordinary share)	£ 82.8126

Exhibit No: 99.4

20 June 2024

InterContinental Hotels Group PLC (the Company)

Purchase of own shares

The Company announces that on 19 June 2024 it purchased the following number of its ordinary shares of 20 340/399 pence each through Goldman Sachs International ("GSI") on the London Stock Exchange in accordance with the authority granted by shareholders at the Company's Annual General Meeting on 3 May 2024 (the "Purchase"). The Purchase was effected pursuant to instructions issued by the Company on 20 February 2024, as announced on 20 February 2024.

Date of purchase:	19 June 2024

Aggregate number of ordinary shares purchased:	17,517

Lowest price paid per share:	£ 81.7800

Highest price paid per share:	£ 82.6400

Average price paid per share:	£ 82.4487

The Company intends to cancel the purchased shares.

Following the above transaction, the Company has 161,703,516 ordinary shares in issue (excluding 7,006,782 held in treasury).

A full breakdown of the individual purchases by GSI is included below.

http://www.rns-pdf.londonstockexchange.com/rns/1332T_1-2024-6-19.pdf

Enquiries to:

InterContinental Hotels Group PLC:

Investor Relations: Stuart Ford (+44 (0)7823 828 739); Aleksandar Milenkovic (+44 (0)7469 905 720); Joe Simpson (+44 (0)7976 862 072)

Media Relations: Mike Ward (+44 (0)7795 257 407)

Schedule of Purchases

Shares purchased: 17,517 (ISIN: GB00BHJYC057)

Date of purchases: 19 June 2024

Investment firm: GSI

Aggregated information:

	London Stock Exchange	Cboe BXE	Cboe CXE	Turquoise
Number of ordinary shares purchased	17,517
Highest price paid (per ordinary share)	£ 82.6400
Lowest price paid (per ordinary share)	£ 81.7800
Volume weighted average price paid(per ordinary share)	£ 82.4487

Exhibit No: 99.5

21 June 2024

InterContinental Hotels Group PLC (the Company)

Purchase of own shares

The Company announces that on 20 June 2024 it purchased the following number of its ordinary shares of 20 340/399 pence each through Goldman Sachs International ("GSI") on the London Stock Exchange in accordance with the authority granted by shareholders at the Company's Annual General Meeting on 3 May 2024 (the "Purchase"). The Purchase was effected pursuant to instructions issued by the Company on 20 February 2024, as announced on 20 February 2024.

Date of purchase:	20 June 2024

Aggregate number of ordinary shares purchased:	16,471

Lowest price paid per share:	£ 82.2200

Highest price paid per share:	£ 83.0600

Average price paid per share:	£ 82.7845

The Company intends to cancel the purchased shares.

Following the above transaction, the Company has 161,687,045 ordinary shares in issue (excluding 7,006,782 held in treasury).

A full breakdown of the individual purchases by GSI is included below.

http://www.rns-pdf.londonstockexchange.com/rns/2971T_1-2024-6-20.pdf

Enquiries to:

InterContinental Hotels Group PLC:

Investor Relations: Stuart Ford (+44 (0)7823 828 739); Aleksandar Milenkovic (+44 (0)7469 905 720); Joe Simpson (+44 (0)7976 862 072)

Media Relations: Mike Ward (+44 (0)7795 257 407)

Schedule of Purchases

Shares purchased: 16,471 (ISIN: GB00BHJYC057)

Date of purchases: 20 June 2024

Investment firm: GSI

Aggregated information:

	London Stock Exchange	Cboe BXE	Cboe CXE	Turquoise
Number of ordinary shares purchased	16,471
Highest price paid (per ordinary share)	£ 83.0600
Lowest price paid (per ordinary share)	£ 82.2200
Volume weighted average price paid(per ordinary share)	£ 82.7845

Exhibit No: 99.6

24 June 2024

InterContinental Hotels Group PLC (the Company)

Purchase of own shares

The Company announces that on 21 June 2024 it purchased the following number of its ordinary shares of 20 340/399 pence each through Goldman Sachs International ("GSI") on the London Stock Exchange in accordance with the authority granted by shareholders at the Company's Annual General Meeting on 3 May 2024 (the "Purchase"). The Purchase was effected pursuant to instructions issued by the Company on 20 February 2024, as announced on 20 February 2024.

Date of purchase:	21 June 2024

Aggregate number of ordinary shares purchased:	20,000

Lowest price paid per share:	£ 82.1000

Highest price paid per share:	£ 82.9400

Average price paid per share:	£ 82.5698

The Company intends to cancel the purchased shares.

Following the above transaction, the Company has 161,667,045 ordinary shares in issue (excluding 7,006,782 held in treasury).

A full breakdown of the individual purchases by GSI is included below.

http://www.rns-pdf.londonstockexchange.com/rns/4796T_1-2024-6-21.pdf

Enquiries to:

InterContinental Hotels Group PLC:

Investor Relations: Stuart Ford (+44 (0)7823 828 739); Aleksandar Milenkovic (+44 (0)7469 905 720); Joe Simpson (+44 (0)7976 862 072)

Media Relations: Mike Ward (+44 (0)7795 257 407)

Schedule of Purchases

Shares purchased: 20,000 (ISIN: GB00BHJYC057)

Date of purchases: 21 June 2024

Investment firm: GSI

Aggregated information:

	London Stock Exchange	Cboe BXE	Cboe CXE	Turquoise
Number of ordinary shares purchased	20,000
Highest price paid (per ordinary share)	£ 82.9400
Lowest price paid (per ordinary share)	£ 82.1000
Volume weighted average price paid(per ordinary share)	£ 82.5698

Exhibit No: 99.7

25 June 2024

InterContinental Hotels Group PLC (the Company)

Purchase of own shares

The Company announces that on 24 June 2024 it purchased the following number of its ordinary shares of 20 340/399 pence each through Goldman Sachs International ("GSI") on the London Stock Exchange in accordance with the authority granted by shareholders at the Company's Annual General Meeting on 3 May 2024 (the "Purchase"). The Purchase was effected pursuant to instructions issued by the Company on 20 February 2024, as announced on 20 February 2024.

Date of purchase:	24 June 2024

Aggregate number of ordinary shares purchased:	19,894

Lowest price paid per share:	£ 82.8800

Highest price paid per share:	£ 84.3400

Average price paid per share:	£ 83.5244

The Company intends to cancel the purchased shares.

Following the above transaction, the Company has 161,647,151 ordinary shares in issue (excluding 7,006,782 held in treasury).

A full breakdown of the individual purchases by GSI is included below.

http://www.rns-pdf.londonstockexchange.com/rns/6808T_1-2024-6-24.pdf

Enquiries to:

InterContinental Hotels Group PLC:

Investor Relations: Stuart Ford (+44 (0)7823 828 739); Aleksandar Milenkovic (+44 (0)7469 905 720); Joe Simpson (+44 (0)7976 862 072)

Media Relations: Mike Ward (+44 (0)7795 257 407)

Schedule of Purchases

Shares purchased: 19,894 (ISIN: GB00BHJYC057)

Date of purchases: 24 June 2024

Investment firm: GSI

Aggregated information:

	London Stock Exchange	Cboe BXE	Cboe CXE	Turquoise
Number of ordinary shares purchased	19,894
Highest price paid (per ordinary share)	£ 84.3400
Lowest price paid (per ordinary share)	£ 82.8800
Volume weighted average price paid(per ordinary share)	£ 83.5244

Exhibit No: 99.8

26 June 2024

InterContinental Hotels Group PLC (the Company)

Purchase of own shares

The Company announces that on 25 June 2024 it purchased the following number of its ordinary shares of 20 340/399 pence each through Goldman Sachs International ("GSI") on the London Stock Exchange in accordance with the authority granted by shareholders at the Company's Annual General Meeting on 3 May 2024 (the "Purchase"). The Purchase was effected pursuant to instructions issued by the Company on 20 February 2024, as announced on 20 February 2024.

Date of purchase:	25 June 2024

Aggregate number of ordinary shares purchased:	18,399

Lowest price paid per share:	£ 82.6800

Highest price paid per share:	£ 83.8600

Average price paid per share:	£ 83.3011

The Company intends to cancel the purchased shares.

Following the above transaction, the Company has 161,628,752 ordinary shares in issue (excluding 7,006,782 held in treasury).

A full breakdown of the individual purchases by GSI is included below.

http://www.rns-pdf.londonstockexchange.com/rns/8630T_1-2024-6-25.pdf

Enquiries to:

InterContinental Hotels Group PLC:

Investor Relations: Stuart Ford (+44 (0)7823 828 739); Aleksandar Milenkovic (+44 (0)7469 905 720); Joe Simpson (+44 (0)7976 862 072)

Media Relations: Mike Ward (+44 (0)7795 257 407)

Schedule of Purchases

Shares purchased: 18,399 (ISIN: GB00BHJYC057)

Date of purchases: 25 June 2024

Investment firm: GSI

Aggregated information:

	London Stock Exchange	Cboe BXE	Cboe CXE	Turquoise
Number of ordinary shares purchased	18,399
Highest price paid (per ordinary share)	£ 83.8600
Lowest price paid (per ordinary share)	£ 82.6800
Volume weighted average price paid(per ordinary share)	£ 83.3011

Exhibit No: 99.9

27 June 2024

InterContinental Hotels Group PLC (the Company)

Purchase of own shares

The Company announces that on 26 June 2024 it purchased the following number of its ordinary shares of 20 340/399 pence each through Goldman Sachs International ("GSI") on the London Stock Exchange in accordance with the authority granted by shareholders at the Company's Annual General Meeting on 3 May 2024 (the "Purchase"). The Purchase was effected pursuant to instructions issued by the Company on 20 February 2024, as announced on 20 February 2024.

Date of purchase:	26 June 2024

Aggregate number of ordinary shares purchased:	19,984

Lowest price paid per share:	£ 82.9800

Highest price paid per share:	£ 84.3800

Average price paid per share:	£ 83.4525

The Company intends to cancel the purchased shares.

Following the above transaction, the Company has 161,608,768 ordinary shares in issue (excluding 7,006,782 held in treasury).

A full breakdown of the individual purchases by GSI is included below.

http://www.rns-pdf.londonstockexchange.com/rns/0523U_1-2024-6-26.pdf

Enquiries to:

InterContinental Hotels Group PLC:

Investor Relations: Stuart Ford (+44 (0)7823 828 739); Aleksandar Milenkovic (+44 (0)7469 905 720); Joe Simpson (+44 (0)7976 862 072)

Media Relations: Mike Ward (+44 (0)7795 257 407)

Schedule of Purchases

Shares purchased: 19,984 (ISIN: GB00BHJYC057)

Date of purchases: 26 June 2024

Investment firm: GSI

Aggregated information:

	London Stock Exchange	Cboe BXE	Cboe CXE	Turquoise
Number of ordinary shares purchased	19,984
Highest price paid (per ordinary share)	£ 84.3800
Lowest price paid (per ordinary share)	£ 82.9800
Volume weighted average price paid(per ordinary share)	£ 83.4525

Exhibit No: 99.10
28 June 2024

InterContinental Hotels Group PLC (the Company)

Purchase of own shares

The Company announces that on 27 June 2024 it purchased the following number of its ordinary shares of 20 340/399 pence each through Goldman Sachs International ("GSI") on the London Stock Exchange in accordance with the authority granted by shareholders at the Company's Annual General Meeting on 3 May 2024 (the "Purchase"). The Purchase was effected pursuant to instructions issued by the Company on 20 February 2024, as announced on 20 February 2024.

Date of purchase:	27 June 2024

Aggregate number of ordinary shares purchased:	10,000

Lowest price paid per share:	£ 82.8400

Highest price paid per share:	£ 83.3600

Average price paid per share:	£ 83.0787

The Company intends to cancel the purchased shares.

Following the above transaction, the Company has 161,598,768 ordinary shares in issue (excluding 7,006,782 held in treasury).

A full breakdown of the individual purchases by GSI is included below.

http://www.rns-pdf.londonstockexchange.com/rns/2482U_1-2024-6-27.pdf

Enquiries to:

InterContinental Hotels Group PLC:

Investor Relations: Stuart Ford (+44 (0)7823 828 739); Aleksandar Milenkovic (+44 (0)7469 905 720); Joe Simpson (+44 (0)7976 862 072)

Media Relations: Mike Ward (+44 (0)7795 257 407)

Schedule of Purchases

Shares purchased: 10,000 (ISIN: GB00BHJYC057)

Date of purchases: 27 June 2024

Investment firm: GSI

Aggregated information:

	London Stock Exchange	Cboe BXE	Cboe CXE	Turquoise
Number of ordinary shares purchased	10,000
Highest price paid (per ordinary share)	£ 83.3600
Lowest price paid (per ordinary share)	£ 82.8400
Volume weighted average price paid(per ordinary share)	£ 83.0787

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

InterContinental Hotels Group PLC
(Registrant)

By:	/s/ C. Lindsay
Name:	C. LINDSAY
Title:	SENIOR ASSISTANT COMPANY SECRETARY

Date:	28 June 2024